Unaudited Consolidated Financial Statements

For the First Quarter Ended March 31, 2010

Augusta Resource Corporation
Consolidated Balance Sheets
(Unaudited - in US dollars)

	March 31,	December 31,
	2010	2009
ASSETS
Current
Cash and cash equivalents	$15,603,013	$6,247,217
Short-term investments - Note 5	504,399	8,331
Accounts receivable	271,540	268,476
Due from related parties - Note 10	555,136	252,444
Prepaids and deposits	297,469	313,714
Total current assets	17,231,557	7,090,182
Capital assets - Note 3	9,309,182	7,739,911
Deposits on long-lead equipment - Note 3	38,457,803	35,490,072
Other assets - Note 5	2,256,705	2,136,333
Mineral properties - Note 4	25,699,935	25,665,438
Deferred development costs - Note 4	72,157,480	64,516,724
Total assets	$165,112,662	$142,638,660

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,340,038	$12,386,174
Current portion of long -term debt - Notes 6 and 11	-	42,177,512
Total current liabilities	4,340,038	54,563,686
Long-term debt - Notes 6 and 11	46,442,121	3,590,439
Total liabilities	50,782,159	58,154,125

SHAREHOLDERS' EQUITY
Share capital - Note 7	155,446,672	123,386,017
Contributed surplus	17,991,089	17,513,815
Accumulated other comprehensive income	(5,108,593)	(5,534,505)
Deficit	(53,998,665)	(50,880,792)
Total Shareholders' equity	114,330,503	84,484,535

Total liabilities and shareholders' equity	$165,112,662	$142,638,660

Subsequent events - Note 11

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke, Director	Gil Clausen, Director

See accompanying notes to the consolidated financial statements

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Augusta Resource Corporation
Consolidated Statements of Operations
For the three months ended March 31, 2010 and 2009
(Unaudited - in US dollars)

	2010	2009

EXPENSES
Salaries and benefits	$604,368	$566,735
Stock-based compensation	361,676	438,336
Legal, Accounting and Audit	134,937	167,772
Travel	24,833	46,748
Consulting	15,928	30,029
Filing and Regulatory fees	58,648	45,581
Recruiting fees	28,128	30,553
Office and Administration	55,541	43,408
Rent	34,413	37,272
Investor Relations	46,652	14,902
Directors' fees	32,715	24,636
Insurance	34,837	39,475
Membership and Conferences	6,089	10,276
Amortization	39,904	32,759
Fiscal and Advisory services	3,431	2,962
Loss from operations	(1,482,100)	(1,531,444)
Interest and other income	199,171	224,444
Other expenses	(238,174)	(67,230)
Foreign exchange gains (losses)	111,725	(152,245)
Interest and finance charges	(26,091)	(26,708)
Net ioss before income taxes	(1,435,469)	(1,553,183)
Future income tax recovery	70,156	-
Net loss for the period	$(1,365,313)	$(1,553,183)

Basic and diluted loss per share	$(0.01)	$(0.02)
Weighted average number of shares outstanding	109,525,278	88,734,261

See accompanying notes to the consolidated financial statements

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Augusta Resource Corporation
Consolidated Statements of Comprehensive Loss
For the three months ended March 31, 2010 and 2009
(Unaudited - in U.S. dollars)

	2010	2009
Net loss for the period	$(1,365,313)	$(1,553,183)
Other comprehensive income in the period
Changes in fair value of short -term investments, net of taxes	425,912	-
Comprehensive loss	$(939,401)	$(1,553,183)

See accompanying notes to cons olidated  financial statements

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Augusta Resource Corporation
Consolidated Statements of Cash Flows
For the three months ended March 31, 2010 and 2009
(Unaudited - in US dollars)

	2010	2009
Cash flows used in operating activities
Net loss for the period	$(1,365,313)	$(1,553,183)
Items not involving cash
Future income tax recovery	(70,156)	-
Amortization	39,904	32,759
Unrealized loss (gain) of foreign exchange	(111,242)	95,482
Stock-based co mpensation	361,676	438,336
Accretion income	(120,372)	(81,552)
Other	41,397	22,273
	(1,224,106)	(1,045,885)
Changes in non-cash working capital items
Accounts receivable	(2,179)	59,555
Due from related parties	(290,783)	(66,752)
Prepaids and deposits	17,511	(191,149)
Accounts payable and accrued liabilities	(173,680)	(917,449)
Cash used in operating activities	(1,673,237)	(2,161,680)

Financing activities
Shares issued for cash	32,000,427	-
Share issue costs	(1,752,560)	-
Loan from repartylated	3,000,000	-
Repayment of loan from related party	(3,000,000)	-
Proceeds from loan facility	-	8,727,982
Repayment of long-term note	(556,945)	(556,945)
Cash provided by financing activities	29,690,922	8,171,037

Investing activities
Mineral property expenditures	(15,054)	(10,000)
Deposits on long-lead equipment	(8,221,946)	(8,758,061)
Deferred development expenditures	(9,919,537)	(3,100,375)
Capital asset expenditures	(617,272)	-
Proceeds from sale of discontinued operations	-	1,000,000
Cash used in investing activites	(18,773,809)	(10,868,436)

Effect of exchange rate changes on cash and cash equivalents	111,920	(77,349)
Decrease in cash and cash equivalents during the period	9,355,796	(4,936,428)
Cash and cash equivalents, Beginning of period	6,247,217	7,563,190
Cash and cash equivalents, End of period	$15,603,013	$2,626,762

Non-cash investing an financing activitiesd
Issued promissory note to acquire Helvetia land	$990,000	$-

See accompanying notes to consolidated financial statements

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Augusta Resource Corporation
Consolidated Statements of Shareholders' Equity
March 31, 2010
(Unaudited - in US dollars except for shares)

				Accumulated
	Common Shares without			Other		Total
	Par Value		Contributed	Comprehensive		Shareholders'
	Shares	Amount	Surplus	Income	Deficit	Equity

Balance, December 31, 2008	88,734,261	$92,614,531	$15,466,475	$(5,534,505)	$(42,831,320)	$59,715,181
Shares and warrants issued pursuant to private placement	3,350,000	3,740,210	251,052	-	-	3,991,262
Shares and warrants issued pursuant to equity offering	14,237,000	26,218,197	237,845	-	-	26,456,042
Proceeds from exercise of stock compensation options and warrants	280,555	711,252	(123,944)	-	-	587,308
Proceeds from exercise of stock options	100,000	13,487	(4,190)	-	-	9,297
Share issue costs for equity offering	-	-	-	-	(2,428,169)	(2,428,169)
Share issue costs for private placement	67,000	88,340	5,022	-	(93,362)	-
Stock-based compensation expense	-	-	1,120,555	-	-	1,120,555
Stock-based compensation capitalized	-	-	561,000	-	-	561,000
Net loss for the year	-	-	-	-	(5,527,941)	(5,527,941)
Balance, December 31, 2009	106,768,816	123,386,017	17,513,815	(5,534,505)	(50,880,792)	84,484,535
Proceeds from equity offering	11,820,000	31,908,315	-	-	-	31,908,315
Share issue costs for equity offering	-	-	-	-	(1,752,560)	(1,752,560)
Stock-based compensation	-	-	434,590	-	-	434,590
Proceeds from exercise of stock options	74,999	152,340	(60,228)	-	-	92,112
Restricted shares issued	466,665	-	102,912	-	-	102,912
Changes in fair value of short-term investments, net of taxes	-	-	-	425,912	-	425,912
Net loss for the period	-	-	-	-	(1,365,313)	(1,365,313)
Balance, March 31, 2010	119,130,480	$155,446,672	$17,991,089	$(5,108,593)	$(53,998,665)	$114,330,503

See accompanying notes to consolidated financial statements

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Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

1.        NATURE OF OPERATIONS

Augusta Resource Corporation (“Augusta” or the “Company”) is a base metals company engaged in the exploration and development of mineral properties in North America. The Company’s most significant asset is the Rosemont copper project (“Rosemont”) near Tucson, Arizona.

The Company incurred a loss of $1,365,313 for the three months ended March 31, 2010 (2009 - $1,553,183 loss) and has an accumulated deficit of $53,998,665 as at March 31, 2010. The losses and accumulated deficit have been funded primarily through the issuance of equity and debt. The Company has no revenues from operations and does not expect to generate any revenues from operations until the Company completes its development and construction of Rosemont. The Company’s planned activities for 2010 anticipate significant Rosemont expenditures exceeding its current cash reserves. The Company will require additional capital to fund its business activities, including permitting and development expenditures, land purchases and deposits on long-lead time mining equipment. The funds required for the planned activities in 2010 are expected to be raised from additional debt and equity financings and possibly through joint ventures or other means. Recent upheavals in financial markets worldwide could make it very difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or to raise the additional funds that it requires could result in the delay or indefinite postponement of further exploration and development of its property which may in turn, result in an impairment charge being required with respect to the Company’s mineral properties, deposits on long-lead equipment and deferred development costs.

2.        ACCOUNTING POLICIES

a)        Basis of presentation

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and included the accounts of Augusta Resource Corporation and its material wholly-owned subsidiary, Rosemont Copper Company. These consolidated financial statements include all normal recurring adjustments which, in the opinion of management, are necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods presented. All significant inter-company transactions have been eliminated on consolidation.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2009.

Except for the new accounting policy on restricted shares and restricted share units as outlined below, the accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended December 31, 2009, and have been consistently applied in the preparation of these consolidated financial statements.

There are no new accounting pronouncements that have any material impact to the consolidated financial statements.

Restricted shares and restricted share units

Restricted shares and restricted share units are valued based on the closing stock price and are recognized into the consolidated statements of operations over the vesting period. On each vesting date the restricted share units are converted into common shares of the Company.

b)        Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation for the current year.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

3.        CAPITAL ASSETS AND DEPOSITS ON LONG-LEAD EQUIPMENT

Capital assets consist of:

	March 31, 2010			December 31, 2009
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value
Land	$4,989,144	-	$4,989,144	$3,445,340	$-	$3,445,340
Water rights	3,805,847	-	3,805,847	3,805,847	-	3,805,847
Vehicles	244,341	85,783	158,558	244,341	71,939	172,402
Buildings	161,046	33,174	127,872	161,046	30,379	130,667
Furnitures and equipments	73,293	32,728	40,565	74,698	27,373	47,325
Computers	337,558	150,362	187,196	270,782	132,452	138,330

	$9,611,229	$302,047	$9,309,182	$8,002,054	$262,143	$7,739,911

Water rights payments relate primarily to the purchase of water from Central Arizona Project (“CAP”), water delivered from CAP is pumped into the local aquifer providing access to the resource at a later date. The Company has received tradable water storage certificates for this water inventory.

Deposits on long-lead equipment

	2010	2009

Balance, December 31, 2009 and 2008	$35,490,072	$15,282,230
Additions during the period	2,967,731	20,245,932
Reclassifications	-	(38,090)
Balance, March 31, 2010 and December 31, 2009	$38,457,803	$35,490,072

During the three months ended March 31, 2010, the Company made two scheduled deposits totalling $8.22 million for a semi-autogenous grinding mill and two ball mills and three gearless mill drives purchases of which $5.25 million was accrued for at December 31, 2009.

4.        MINERAL PROPERTIES AND DEFERRED DEVELOPMENT COSTS

Mineral properties consist of:

	2010	2009
Balance, December 31, 2009 and 2008	$25,665,438	$25,462,869
Acquisition costs	15,054	86,358
Capitalized interest	19,443	116,211
Balance, March 31, 2010 and December 31, 2009	$25,699,935	$25,665,438

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Deferred Development costs consist of:

	2010	2009
Balance, December 31, 2009 and 2008	$64,516,723	$41,717,224
Work program expenditures	7,241,349	21,303,409
Restricted shares capitalized	43,306	-
Capitalized loan interest charges	180,276	935,990
Capitalized stock compensation expense	175,826	560,100
Balance, March 31, 2010 and December 31, 2009	$72,157,480	$64,516,723

On June 1, 2005, the Company announced that it had entered into an option agreement (the “Agreement”) to purchase 100% of the Rosemont in Pima County, Arizona. Rosemont is approximately 50 kilometres southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”).

The Agreement provided the Company with the right to purchase a 100% interest in Rosemont for $20.4 million and a 3% net smelter royalty. Rosemont comprises 15,000 acres (6,080 hectares) of patented and unpatented claims, fee land and surface grazing rights. The $20.40 million purchase price was payable over a three-year period. After the Company made its first payment of $6.70 million in 2006, on March 31, 2007 the Company exercised its option to purchase Rosemont with a final payment of $13.70 million. The $20.40 million purchase price was determined based on the fair value of the consideration provided and has been allocated to mineral properties.

During the three months ended March 31, 2010 the Company incurred $7.24 million relating to the Rosemont planning, engineering, environmental and permitting activities.

5.        OTHER ASSETS

	2010	2009
Balance, December 31, 2009 and 2008	$2,386,333	$3,892,479
Interest accretion	120,372	490,901
Loan Impairment charge	-	(929,628)
Payment received	-	(1,000,000)
Write-off of expired warrants	-	(67,419)
Balance, March 31, 2010 and December 31, 2009	2,506,705	2,386,333
Less current portion	(250,000)	(250,000)
Long-term receivable	$2,256,705	$2,136,333

On February 28, 2008, the Company completed the sale of its interest in the Mount Hamilton, Shell and Monte Cristo properties to Ely Gold & Minerals Inc. (“Ely”) for cash consideration of $6.63 million of which $1.63 million was paid on closing and the remaining $5.0 million is payable in annual instalments of $1.0 million (“Annual Payment”) over a five year period and share purchase warrants (the “Warrants”) to purchase up to 3,000,000 shares of Ely for eighteen months after closing at a price of Cdn$0.50 per share. The fair value of the consideration was $3.42 million comprising of $3.35 million fair value of the $5.0 million receivable (“Ely Receivable”) calculated using a 15% discount rate and $0.07 million fair value for the Warrants, which was calculated using the Black-Scholes option-pricing model and based on the following assumptions: expected life of 0.66 years; annualized volatility of 207%, a risk free rate of 1.11% and no dividends. The fair value of the Ely warrants had been classified as short-term investments. The first Annual Payment of $1.0 million due on February 28, 2009 was received. On August 28, 2009, the warrants expired unexercised and the carrying value was written off to loss from discontinued operations.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On November 16, 2009, the Company had agreed to an extension of the time for Ely to pay the remaining $4.0 million under the following terms:

Due Date	Amount Due

June 1, 2010	$250,000
June 1, 2011	500,000
June 1, 2012	750,000
June 1, 2013	750,000
June 1, 2014	750,000
June 1, 2015	1,000,000
$4,000,000

In consideration for this extension, Ely granted the Company share purchase warrants for the purchase of up to 2,000,000 Ely common shares at a price of Cdn$0.25 per common share and expire on May 16, 2011. The share purchase warrants had a fair value of $0.01 million based on the following assumptions: expected life of 1.5 years, expected volatility of 40%, risk free interest rate of 1.34% and no dividends. As at March 31, 2010, the fair value of the Ely warrants increased to $0.50 million, with $0.43 million credited to accumulated other comprehensive income and the remaining $0.07 million credited to future income tax recovery relating to change in the valuation allowance on the loss carry forward.

6.        LONG-TERM DEBT

Long-term debt consists of:

	March 31,	December 31,
	2010	2009

Long-term notes (a)	$1,999,881	$1,547,384
ASARCO production payment (b)	2,620,000	2,600,000
Loan facility (c)	41,822,240	41,620,567
	46,442,121	45,767,951
Current portion	-	(42,177,512)
	$46,442,121	$3,590,439

a)        Long-term notes - Notes 11 (c) and (d)

On February 20, 2007, the Company entered into an agreement to purchase 53-acre parcel of land located 15 kilometers south of Tucson. The property will be used for a water-well field, pump station, and as a possible water recharge location. The purchase agreement required an immediate cash payment of $1.0 million as well as the assumption of a promissory note, bearing interest at 8%, for $2.22 million. The promissory note, which is collateralized by a trust deed on the property, requires five equal payments for principal and interest of $0.56 million on the February 20 anniversary date. On February 20, 2010 the third payment of $0.56 million was made. Subsequent to March 31, 2010, the Company paid out the remaining balance of the promissory note - Note 11 (c).

On January 11, 2010, the Company completed the purchase parcel of 759-acres, in a dozen separate parcels of land, located west of the patented mine claims at Helvetia (“Helvetia Annex) for $1.57 million. The purpose of the land is to provide operational buffer lands, open space, and a utility corridor for water and power to the project site. The land also provides open space mitigation potential for offset of impacts from the copper operations. The Company made cash payments totaling $0.58 million and issued a non-recourse promissory note to the vendors of the property for $0.99 million. The promissory note bears interest at 7% per year, payable in quarterly installments of $0.02 million commencing on April 11, 2010. The principle amount of the promissory note is due on January 11, 2015. Subsequent to March 31, 2010, the Company paid out the remaining balance of the promissory note – Note 11 (d).

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

b)        ASARCO production payment

The Company announced on January 16, 2009 that an agreement had been reached with ASARCO that fully and finally resolved the lawsuit ASARCO filed against the Company on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceeding in the Southern District of Texas, Corpus Christi Division. The proceeding sought the return of the Rosemont property, which the Company acquired in 2006 from a real-estate development company that had purchased the property from ASARCO in 2004. On March 26, 2009, the Company was granted an Order of Dismissal by the United States Bankruptcy Court with each party to bear its own fees, costs and expenses.

As part of the settlement, the Company made a $0.25 million cash payment to ASARCO, which was paid in the first quarter of 2009, and specified annual production payments (“production payments”) over an eight year period once Rosemont reaches commercial production. The Company also has the right of a pre-production, pre-payment option for the production payments at the net present value of the aggregate annual payments, using an 18% discount rate, as mutually agreed with ASARCO.

The ASARCO production payments arose from a contingency that can be reasonably measured and existed at December 31, 2008. The fair value of the pre-production payment option increased $0.02 million to $2.62 million during the quarter ended March 31, 2010.

c)        Loan facility - Note 11 (b)

On June 17, 2008 the Company announced that its wholly owned subsidiary, Rosemont Copper Company, had entered into a loan agreement with Sumitomo Corporation of America (“Sumitomo”), a wholly owned subsidiary of Sumitomo Corporation. The material terms of the facility are that Sumitomo will provide a $40.0 million loan facility (the “Sumitomo Loan”) to be drawn down by Rosemont over the twelve month period to June 30, 2009 to fund major equipment contracts ($27.0 million) and general working capital ($13.0 million). Repayment of the Sumitomo Loan is for the principal amount plus interest at a rate of LIBOR +1.50% . There were no other fees associated with the Sumitomo Loan, which is guaranteed by the Company, and is secured against Rosemont’s assets, including the deposits on the long-lead time equipment being ordered, and will mature in June 2010. In exchange for the loan, Augusta granted Sumitomo certain rights to negotiate a minority ownership interest in the Rosemont project. Sumitomo’s rights expired unexercised.

As at March 31, 2010, the Sumitomo Loan has been fully drawn and has accrued interest, net of financing costs, of $1.82 million (December 31, 2009 - $1.62 million). The Sumitomo Loan, which is due on June 17, 2010, had been classified as a current liability as at December 31, 2009 and is currently classified as a long-term debt as the Company had replaced the Sumitomo Loan with a new two-year $43 million senior secured loan with Red Kite Explorer Trust (“Red Kite”) which was completed on April 23, 2010 - Note 11 (a).

During the three months ended March 31, 2010, the Company accrued $0.19 million (three months ended March 31, 2009 - $0.28 million) of interest of which $0.18 million (three months ended March 31, 2009 - $0.26 million) were capitalized to the related asset.

7.        SHARE CAPITAL

a)        Authorized:               Unlimited number of common shares without par value

b)        Issued:                       Changes in the Company’s share capital were as follows:

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

	Number of Shares	Amount
Balance at December 31, 2009	106,768,816	$123,386,017
Issued pursuant to equity offering	11,820,000	31,908,315
Issued on exercise of stock options	74,999	92,112
Restricted shares issued - Note 7(d)	466,665	-
Fair value of exercised stock options exercised transferred from contributed surplus	-	60,228
Balance at March 31, 2010	119,130,480	$155,446,672

c) Stock options

The Company has a stock option plan providing for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares being the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

The following table summarizes the Company’s stock option plan as at March 31, 2010:

		Weighted
		Average
		Exercise
		Price
	Number of Shares	(Cdn$)
Outstanding as at December 31, 2008	7,291,216	$ 2.44
Granted	1,790,000	0.71
Exercised	(100,000)	0.10
Forfeited	(505,416)	2.10
Outstanding as at December 31, 2009	8,475,800	2.14
Granted	65,000	2.51
Exercised	(74,999)	1.27
Expired	(450,000)	2.05
Forfeited	(33,334)	2.47
Outstanding as at March 31, 2010	7,982,467	$ 2.16

Exercisable options at March 31, 2010	6,004,126	$ 2.08

During the three months ended March 31, 2010, the Company recognized stock-based compensation expense of $0.36 million (2009 - $0.59 million) for options granted to directors and employees of which $0.13 million (2009 - $0.15 million) was capitalized to the Rosemont project and $0.23 million (2009 - $0.44 million) was charged into income.

The fair value of new stock options recognized in the consolidated financial statements during the three months ended March 31, 2010 has been estimated using the Black Scholes option pricing model. The assumptions used in this pricing model are as follows:

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

	2010	2009
Expected life	3.5	3.5
Expected volatility	90.17% - 90.81%	80.8% – 84.7%
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	2.26% -2.46%	1.81% - 1.96%

The following table summarizes stock options outstanding as at March 31, 2010:

	Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average	Options	Weighted	Average
		Exercise	Remaining	Outstanding	Average	Remaining
	Options	Price	Contractual	and	Exercise Price	Contractual
Exercise Prices	Outstanding	(Cdn$)	Life (years)	Exercisable	(Cdn$)	Life (years)
$0.68 - $1.13	1,758,334	$0.73	4.5	798,333	$0.72	4.6
$1.55 - $1.90	2,260,800	1.59	0.8	2,260,800	1.59	0.8
$2.07 - $2.30	1,910,000	2.12	1.6	1,900,000	2.12	1.5
$2.41 - $3.61	455,000	3.27	4.1	200,000	3.56	2.8
$4.10 - $4.97	1,598,333	4.27	8.0	844,993	4.25	8.0
	7,982,467	$2.16	4.0	6,004,126	$2.08	3.9

The following table summarizes the outstanding share purchase warrants and compensation options as at March 31, 2010:

	Exercise
	Price		December 31,			March 31,
	(Cdn$)	Expiry Date	2009	Issued	Exercised	2010

Share purchase warrants - Note 11 (e)	$ 2.30	April 17, 2010	3,350,000	-	-	3,350,000
Compensation options	$ 2.19	August 6, 2010	213,554	-	-	213,554
			3,563,554	-	-	3,563,554

d)        Restricted Shares and Restricted Share Units

The Restricted Shares and Restricted Share Units Plan (“RSU Plan”) was approved at the Company’s Annual General Meeting held on June 11, 2009. The RSU Plan was created to align the employees’ and directors’ (collectively, the “Participants”) interest with the shareholders’ interest and for the Company to grant restricted shares and restricted share units to Participants equal to approximately one-third of the number of stock options that would have been granted to the Participants under the Company’s stock option plan. The fair value of the restricted shares and restricted share units is recognized as an amortization charge to the statement of operations over its vesting period.

On February 4, 2010, the Company issued 336,665 restricted shares and 243,334 restricted share units to its employees and directors at a price of $2.27 per share ($0.76 million) and vest 40% upon receipt of the Record of Decision and 20% at the first, second and third anniversary of date of grant. As at March 31, 2010, the Company has recognized a stock compensation expense of $0.18 million of which $0.04 million has been capitalized into deferred development costs.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On March 29, 2010, the Company issued 130,000 restricted shares at a price of $2.63 per share ($0.34 million) and vest on June 11, 2010 and has recognized a stock compensation expense of $0.01 million.

8.        FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk and liquidity risk.

a)        Currency risk

On January 1, 2009, the Company changed its functional and reporting currency from Canadian to U.S. dollars. As a result, the Company is exposed to currency risks on its Canadian dollar denominated working capital balances due to changes in exchange rates.

The Company issues equity in Canadian dollars but the majority of its expenditures are in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

As at March 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	March 31, 2010	December 31, 2009
Cash and cash equivalents	$ 11,049,194	$ 4,942,433
Accounts receivable	537,017	253,350
Prepaids and deposits	27,044	9,966
Accounts payable and accrued liabilities	(371,879)	(512,029)
	$ 11,241,376	$ 4,693,720

Based on the Company’s net exposure of Canadian dollar denominated financial assets and liabilities as at March 31, 2010, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase (decrease) of approximately $0.95 million (December 31, 2009 - $0.41 million) to the Company’s net loss for the period.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

b)        Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and cash equivalents are held through large Canadian financial institutions and invested in short-term guaranteed investment certificates or high interest savings account. Management believes the risk of loss is remote.

The Company has a $4.0 million receivable from Ely Gold & Minerals Inc. (“Ely”) from the sale of the Company’s interest in DHI Minerals Inc. for $6.63 million. Due to the credit crisis in 2008/2009, the Company extended Ely’s annual payments for an additional two years to 2015 in exchange for two million Ely share purchase warrants that are exercisable into Ely common shares at a price of Cdn$0.25 per share through to May 16, 2011. In the event that Ely does not make the required payments (Note 5) Augusta can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should Augusta reacquire the DHI shares or properties, an asset impairment assessment may be required.

c)        Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents from debt and/or equity financings.

9.        COMMITMENTS

The following table lists the known contractual obligations as at March 31, 2010:

(in thousands)	< 1 year	1 - 2 years	2 - 3 years	> 3 years	Total
Accounts payable and accrued liabilities	$ 4,340	$ -	$ -	$ -	$ 4,340
Long-term debt contractually due within one year (Note 11)	41,822	-	-	-	41,822
Note payables (Note 11)	557	557	-	990	2,104
Long-lead equipment purchases	33,698	72,131	-	-	105,829
Land purchases - (Note 11)	97	69	69	1,146	1,381
Operating lease obligations	267	120	-	-	387
	$ 80,781	$ 72,877	$ 69	$ 2,136	$ 155,863

10.      RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with two companies, related by common directors and officers. On January 22, 2010 the Company borrowed $3 million (“Loan”) from one of the related companies to complete a scheduled deposit on long-lead equipments. The loan bore an interest rate of one-month LIBOR plus 4% and was repaid on March 12, 2010. Interest paid on the loan was $0.02 million and was capitalized to the related asset. The Company also charged $0.30 million (2009 - $0.08 million) to the related companies for their share of the rent, salaries and administrative expenses. As at March 31, 2010, $0.53 million (December 31, 2009 - $0.24 million) of accounts receivable was due from these two related companies of which $0.32 million was repaid subsequent to March 31, 2010.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2010 and December 31, 2009
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

As at March 31, 2010, accounts receivable included $0.02 million (December 31, 2009 - $0.01 million) due from an Officer of the Company and companies related to the Officer.

All related party transactions are recorded at the exchange amount.

11.      SUBSEQUENT EVENTS

Subsequent to March 31, 2010, the Company:

(a)        on April 23, 2010, the Company obtained a $43 million senior secured loan (the “Loan”) and copper concentrate off-take agreement with Red Kite.

The Loan bears interest at LIBOR plus 4.5% and matures on the earlier of April 22, 2012 or the date of closing of the Rosemont senior debt financing facility. The Loan can be repaid without penalty at any time prior to maturity, and the Company has a one-time option, expiring on October 23, 2011, to extend the maturity date by one year for a fee of 2% of the Loan amount.

Under the terms of the off-take agreement, the Company will supply Red Kite with 16.125% of Rosemont’s copper concentrates production per year, starting in 2012 when Rosemont reaches commercial production and ends when 483,750 dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing and competitive payables for metals including benchmarked treatment and refining charges. The Loan is collateralized against Augusta’s assets, including the shares of the Company’s subsidiary which holds the Rosemont assets.

As part of the loan agreement, the Company will pay an origination fee of 2% of the Loan amount and issued to Red Kite 1,790,700 warrants exercisable at Cdn$3.90 per share for a three year period.

(b)        paid $41.89 million to Sumitomo to retire the $40.0 million Sumitomo loan plus accrued interest.

(c)        paid $1.0 million to cancel the promissory note issued in connection with the purchase of Sanrita land.

(d)        paid $1.0 million to cancel the promissory note issued in connection with the purchase of Helvetia Annex land.

(e)        received proceeds of Cdn$7.71 million from the exercise of 3,350,000 share purchase warrants.

(f)        on April 30, 2010 was informed that the Coronado National Forest (“CNF”) has delayed the release of the Draft Environmental Impact Statement (“DEIS”) in order to complete a native plant study and an additional groundwater modeling of development plan alternatives study. CNF must complete field surveys for a native plant (Hexalectris revoluta) thought to be partially coincident with one or two of the several alternative proposals for the dry stack tailings area sitting on USFS land. In addition, DEIS project teams conducting groundwater hydrology studies are required to complete further calculations of potential impacts and mitigation measures for the alternative facility sites under evaluation in the DEIS.

Both studies are expected to be completed in July and a revised DEIS schedule will be available within the next two months. All other work on completing and reviewing the document for publication continues unabated.